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American Funds Money Market Fund
333 South Hope Street
Los Angeles, California  90071
Phone (213) 486-9200

Kimberly S. Verdick
Secretary

November 23, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:       American Funds Money Market Fund
File Nos. 811-22277 and 333-157162

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on November 2, 2009 to the fund’s Post-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 and Amendment No. 3 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on December 1, 2009.

1.         Investment objectives – page 1 of the fund’s prospectus

Comment:  The fund’s objective states that the fund is a money market fund that seeks to preserve the value of your investment at $1.00 per share and the “Principal risks” section states that it is possible to lose money by investing in the fund.  Please explain.

Response:   The fund is managed to preserve the net asset value of each share at $1.00.  However, even though we believe that it is unlikely that the fund’s shares will ever have a net asset value below $1.00, it is possible.  Therefore, we believe that it is appropriate to state that the fund seeks to preserve a $1.00 net asset value per share and disclose the risk that this is not a certainty.

2.         Fees and expenses of the fund – page 1 of the fund’s prospectus

Comment:    In the Annual Fund Operating Expenses table, the item for distribution and/or service (12b-1) fees is footnoted to indicate that the amounts are estimated.  Why are these amounts estimated?

Response:    The fund commenced operations on May 1, 2009 and therefore does not have a full year of operations on which to base its expenses.  In addition, most share classes of the fund are currently not paying a 12b-1 fee due to the low interest rate environment.  As a result, we have estimated what we believe the 12b-1 fees would have been as if the fund were paying the fee and based on our experience managing other money market funds.  The estimated amount for Class A shares of the fund is lower than the share class’ contractual 12b-1 plan limit because under the plan Class A shares are not eligible for service fee payments until thirteen months after the shares are purchased.  Because shares of money market funds are redeemed prior to the thirteen month period at a higher rate than other types of funds, the 12b-1 fee as a percentage of the assets of the fund are estimated to be lower than the rate permitted by the 12b-1 plan.

3.         Principal risks – page 3 of the fund’s prospectus

Comment:   The fund discloses that one of its principal strategies is that it may invest in securities issued by entities domiciled outside the United States.  Please disclose corresponding risk language in the “Principal risks” section of the fund’s prospectus.

Response:   We will add appropriate risk disclosure related to the fund’s ability to invest in securities of issuers domiciled outside the United States to the “Principal risks” section of the fund’s prospectus.

4.         Investment results

Comment:  Why does the fund’s prospectus not include investment results?

Response:    The fund commenced operations on May 1, 2009, and therefore does not have a full calendar year of investment results to disclose.  In July 2009, The Cash Management Trust of America and The U.S. Treasury Money Fund of America were merged into the fund.  In connection with these mergers it was determined that the fund was the accounting survivor.  For these reasons investment results are not required to be included in the fund’s prospectus.

5.         Purchase and sale of fund shares – page 4 of the fund’s prospectus

Comment:  Please delete the sentence that states that the fund seeks to preserve the net asset value of each share class at $1.00 from this section.

Response:   We will delete the sentence from the “Purchase and sale of fund shares” section of the fund’s prospectus.

The changes described above will also be made to the fund’s retirement plan prospectus, to the extent the change applies to that document. Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (213) 486-9345 or Michael Triessl at (213) 615-4024.

Sincerely,
/s/ Kimberly S. Verdick
Kimberly S. Verdick
Secretary